

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2015

Via E-mail
Bruce D. Heagle
Central GoldTrust
Box 10106 Meadowlands Post Office
Ancaster, Ontario
L9K 1P3 Canada

>   **Re: Central GoldTrust**
>   **Schedule 14D-9**
>   **Filed June 9, 2015**
>   **File No. 005-87886**

Dear Mr. Heagle:

We have reviewed the above-referenced filing and have the following comment.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

Item 3. Past Contracts, Transactions, Negotiations and Agreements, page 1

Conflicts of Interest, page 1

1.   We note your reference to a consulting arrangement between Ian McAvity, Central GoldTrust's former Lead Trustee and Chair of the Corporate Governance and Nominating Committee, and the administrator of Central Fund of Canada in your August 5, 2015 press release filed as Exhibit 99.1 to the Form 6-K filed August 6, 2015. Please supplementally provide us with a well-reasoned analysis as to how you determined that this arrangement was not material such that it was not required to be disclosed in response to Item 3 of Schedule 14D-9 and corresponding Item 1005(d) of Regulation M-A. In your analysis, please address the approximate amount paid to Mr. McAvity pursuant to this arrangement and the relationship between Mr. McAvity, Mr. J.C. Stefan Spicer, the administrator of Central Fund of Canada and Central Fund of Canada.

Please contact me at (202) 551-3589 or Mellissa Campbell Duru, Special Counsel, at (202) 551-3757 if you have any questions regarding our comment.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
Norman F. Findlay
Bennett Jones LLP

Christopher J. Barry
Dorsey & Whitney LLP